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SEC FILE NUMBER
8- 50356

03012394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC RECEIVED PROCESSING SECTION FEB 28 2003 WASH. D.C. 181

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FRANKLIN ROSS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 N. University Drive, Suite 705

(No. and Street)

Coral Springs, FL 33071

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK G. ROSS 954-757-7100

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD I. GOLDBERG

(Name — *if individual, state last, first, middle name*)

93 RICHMOND LANE, WEST HARTFORD, CT 06117

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARK ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANKLIN ROSS, INC., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

[signature]
Signature

PRESIDENT
Title

Known personally to me

[signature]
Notary Public
2/27/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN ROSS, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

Richard I. Goldberg
*CERTIFIED PUBLIC ACCOUNTANT*
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Franklin Ross, Inc.
210 N. University Drive, Suite 705
Coral Springs, Florida

## INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of Franklin Ross, Inc.:

I have audited the accompanying Statement of Financial Condition of Franklin Ross, Inc. (an S Corporation) (the "Company") as of December 31, 2002, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Franklin Ross, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2003

# FRANKLIN ROSS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2002

### ASSETS

| | |
|---|---|
| **Current Assets** | |
| Cash and Cash Equivalents | $ 6,076 |
| Deposit With Clearing Organization | 25,000 |
| Commissions Receivable | 699 |
| Shareholder Loan | 39,979 |
| Total Current Assets | 71,754 |
| **Property and Equipment**, net of accumulated depreciation of $ 26,070 | 20,497 |
| **Other Asset** | |
| Deposits | 4,353 |
| **Total Assets** | $ 96,604 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Current Liabilities** | |
| Accounts and Taxes Payable | 24,456 |
| Total Current Liabilities | 24,456 |
| **Stockholders' Equity** | |
| Common Stock, $.001 par value, 20,000,000 Shares authorized, 6,982,264 issued and Outstanding | 6,982 |
| Additional Paid-In Capital | 716,405 |
| Retained Earnings (Deficit) | ( 651,239) |
| Total Stockholders' Equity | 72,148 |
| **Total Liabilities and Stockholders' Equity** | $ 96,604 |

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **Revenue** | |
| Commission Income | $ 126,121 |
| Settlement | 100,250 |
| Interest Income | 2,089 |
| | 228,460 |
| **Operating Expenses** | |
| Payroll and Related Costs | 112,297 |
| Clearing Costs | 57,310 |
| Communication | 33,105 |
| Professional Fees | 29,347 |
| Regulatory Fees | 11,028 |
| Other operating expenses | 27,191 |
| | 270,278 |
| **Net Loss before Income Taxes** | ( 41,818) |
| **Income Taxes** | 0 |
| **Net Loss** | ($ 41,818) |

See Notes To Financial Statements

# FRANKLIN ROSS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2002

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|
| Balance, December 31, 2001 | $ 6,982 | $ 686,405 | ($ 609,421) | $ 83,966 |
| Capital Contributions | --- | 30,000 | --- | 30,000 |
| Net Loss | --- | --- | ( 41,818) | ( 41,818) |
| Balance, December 31, 2002 | $ 6,982 | $ 716,405 | ($ 651,239) | $ 72,148 |

See Notes To Financial Statements

FRANKLIN ROSS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Increase (Decrease) in Cash | |
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Loss | ($ 41,818) |
| Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities: | |
| Depreciation | 1,314 |
| Decrease (Increase) in: | |
| Commissions Receivable | 7,440 |
| Shareholder Loan Receivable | ( 1,527) |
| Deposits | ( 11,648) |
| Prepaid Expenses | 3,800 |
| Increase (Decrease) in: | |
| Accounts and Taxes Payable | ( 7,299) |
| NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | ( 49,738) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Proceeds from Capital Contributions | 30,000 |
| Application of Security Deposit | ( 800) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 29,200 |
| Net (Decrease) in Cash and Cash Equivalents | ( 20,538) |
| Cash and Cash Equivalents, Beginning | 26,614 |
| Cash and Cash Equivalents, Ending | $ 6,076 |

See Notes To Financial Statements

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Franklin Ross, Inc. (hereinafter referred to as the "Company") was incorporated on June 5, 1997 in Florida. On February 16, 2000 the Company changed its name from .netReach Capital Group, Inc. to Franklin Ross, Inc. The Company is a member of the National Association of Securities Dealers, Inc., (NASD) but does not possess membership in any national stock or commodity exchange. The Company acts as a Broker Dealer in securities transactions for its customers and uses Computer Clearing t Services, Inc. as its clearing brokers.

### Revenue Recognition

Income is recognized when earned, and expenses are recognized when incurred (accrual method).

The accompanying Statement of Financial Condition has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the statement of financial condition are consistent with that rule.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

### Cash

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

### Property and Equipment

Property and Equipment are carried at cost when purchased, or carried at fair market value when contributed which approximates cost. Depreciation of property and equipment is provided using the method for financial reporting purposes at rates based on the following estimated useful lives. Leasehold Improvements are depreciated over the shorter of the estimated useful life of the improvements or the term of the lease.

| | |
|---|---|
| Furniture and Fixtures | 7 years |
| Computers and Equipment | 5 to 7 years |
| Leasehold Improvements | 5 years |

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

## NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

As required by the Clearing Broker, a deposit of $ 25,000 exists at Computer Clearing Services, Inc.

## NOTE 3. PROPERTY AND EQUIPMENT

Property and Equipment consists of the following:

| | |
|---|---|
| Equipment, Furniture and Fixtures | $ 19,797 |
| Computers | 24,370 |
| Leasehold Improvements | 2,400 |
| | 46,567 |
| Less: Accumulated Depreciation | 26,070 |
| | $ 20,497 |

Depreciation expense for the fiscal year was $ 1,314.

## NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company has net capital of $ 6,819 which was $ 1,819 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 3.59 to 1.

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

## NOTE 5. INCOME TAXES

There was no income tax expense for the year ended December 31, 2002 due to the Company's net loss.

The Company's tax expense (benefit) differs from the "expected" tax expense (benefit) for the year ended December 31, 2002 (computed by applying the Federal Corporate Tax Rate of 34% to loss before taxes) as follows:

| | Years ended December 31, 2002 | 2001 |
|---|---|---|
| Computed "expected" tax expense (benefit) | $ 20,475 | $ 6,257 |
| Effect of net operating loss | 20,475 | ( 6,257) |
| | $ - 0 - | $ - 0 - |

The effects of temporary6 differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 are as follows:

| | Years ended December 31, 2002 | 2001 |
|---|---|---|
| Net operating loss carryforward | ($ 20,475) | $ 6,257 |
| Total gross deferred tax assets | 20,475 | 6,257 |
| Less valuation allowance | ( 20,475) | ( 6,257) |
| | $ - 0 - | $ - 0 - |

The Company has a net loss carryforward of approximately $ 60,222 available against any future taxable income. The valuation allowance at December 31, 2001 was $ 6,257. The net change in valuation allowance during the year ended December 31, 2002 was an increase of $ 14,218.

FRANKLIN ROSS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 6: LEASES

On March 23, 1998 (effective May 1, 1998), the Company entered into a five year leasing arrangement on its office facility. The lease calls for annual increases based on the consumer price increases. This lease was renegotiated during 2003.

Rent expense for the year ended December 31, 2002 was $ 22,851.

Future rent expense without regard to CPI increases:

| | |
|---|---|
| 2003 | $ 8,231 |

With the consent of the landlord the Company is sharing its operating facility on an informal month to month basis. The Company applied $ 800 in security deposit and received $ 800 a month in rent.

During February 1999, the Company entered into a leasing arrangement for its telephone hardware. This lease was cancelled during 2002 and the equipment was returned.

NOTE 7. SHAREHOLDER LOAN

The loan is due from the principal shareholder upon demand and is interest bearing at blended rates.

Interest income of $ 1,781 from this related party is included in these financial statements.

NOTE 8. LITIGATION

The Company was a defendant in two legal matters.

The State of Utah was seeking administrative sanctions. The State reached a settlement decision of $ 7,500 of which $ 6,000 is still owed as of December 31, 2002

As a result of this Utah case the NASD Regulation Inc. felt the Company did not have adequate supervisory procedures in place to prevent their brokers from breaking the Private Placement Solicitation Rules. Accordingly, the NASD Regulation Inc. has fined the firm $10,000 and the firm and its Financial Operations Officer jointly and severly liable for a $ 4,000 fine. $ 12,000 was accrued and $ 7,188 is still owed.

The Company was a plaintiff in a suit against Terra Nova, LLC and Southwest Securities Inc. for cashiering errors and subsequently charging their errors back to the Company. The Company was awarded $ 100,250 plus legal fees.

NOTE 9.SUBSEQUENT EVENT

The Company has restructured its rental payments for 2003. The landlord has agreed to allow the Company to stay until July, 2003 in consideration of four months of normal rent less the Company's security deposit, payable pro ratably from February to July, 2003.

# SUPPLEMENTAL INFORMATION

FRANKLIN ROSS, INC.

SUPPLEMENTARY NOTE

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 as all customer transactions are cleared through Computer Clearing Services, Inc.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

FRANKLIN ROSS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital Computation

| | |
|---|---|
| Total Stockholders' Equity Qualified for Net Capital | $ 72,148 |
| Deductions and/or Charges: Total Nonallowable Assets | 64,829 |
| Net Capital Before Haircuts | 7,319 |
| Haircuts on Clearing Deposit | 500 |
| Net Capital | 6,819 |
| Required Minimum Capital - the Greater of $ 5,000 or 6-2/3% of Aggregate Indebtedness of $ 24,456 | 5,000 |
| Excess Net Capital | $ 1,819 |

Aggregate Indebtedness

| | |
|---|---|
| Aggregated indebtedness as included in Statement of Financial Condition | $ 24,456 |
| Ratio of Aggregate Indebtedness to Net Capital | 3.59 to 1 |

Reconciliation

| | |
|---|---|
| Net Capital, per page 10 of the December 31, 2002 Unaudited FOCUS Report, as filed | $ 9,219 |
| Net Audit Adjustments | 2,400 |
| Net Capital, per December 31, 2002 Audited Report, as filed | $ 6,819 |

Richard I. Goldberg
*CERTIFIED PUBLIC ACCOUNTANT*
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Board of Directors
Franklin Ross, Inc.
Coral Springs, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Franklin Ross, Inc. (the "Company"), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 4, 2002